ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-221537

KCS: Ashley Thorne, 816-983-1530, athorne@kcsouthern.com

Kansas City Southern Announces $550 Million Accelerated Share Repurchase Program

Kansas City, Mo., November 14, 2019 – Kansas City Southern (“KCS”) (NYSE: KSU) announced it has entered into accelerated share repurchase transactions (the “ASR Transactions”) with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (“Dealers”) for an aggregate amount of $550 million today. The ASR Transactions were entered into as part of KCS’s new $2.0 billion share repurchase program announced on November 12, 2019.

The ASR Transactions are contingent upon the successful closing on or before November 22, 2019, of KCS’s offering of senior notes launched earlier today (the “senior notes offering”) which targets proceeds of $850 million. In addition to making payments under the ASR Transactions, net proceeds from the senior notes offering will be used to redeem all, or a portion of, KCS’s and Kansas City Southern de Mexico, S.A. de C.V.’s (“KCSM”) 2.35% senior notes due 2020 and for general corporate purposes.

On the next business day following the effective date of the ASR transactions (concurrent with the expected closing of the senior notes offering), KCS will pay an aggregate amount of $550 million to the Dealers in exchange for the delivery to KCS of approximately 3 million of its shares based on the current market price. The total number of shares ultimately repurchased under the ASR Transactions will be determined upon final settlement and will be based on the volume-weighted average price of KCS’s shares during the applicable valuation period, less a discount. The ASR Transactions are expected to be settled in the first quarter of 2020, subject to market and other conditions.

“The ASR Transactions we are announcing today, along with our senior notes offering, represent our first steps in executing the new capital allocation policy we announced earlier this week,” commented CEO and President Patrick Ottensmeyer. “These transactions demonstrate our plan to prudently and selectively deploy debt in addition to our strong free cash flow to invest in growth opportunities and to return meaningful capital to our shareholders while keeping our balance sheet and credit profile strong.”

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada.

This news release contains “forward-looking statements” within the meaning of the securities laws concerning potential future events involving KCS and its subsidiaries, which could materially differ from the events that actually occur. Words such as “projects,” “estimates,” “forecasts,” “believes,” “intends,” “expects,” “anticipates,” and similar expressions are intended to identify many of these forward-looking statements. Such forward-looking statements are based upon information currently available to management and management’s perception thereof as of the date hereof. Differences that actually occur could be caused by a number of external factors over which management has little or no control, including: competition and consolidation within the transportation industry; the business environment in industries that produce and use items shipped by rail; loss of the rail concession of KCS’ subsidiary, Kansas City Southern de México, S.A. de C.V.; the termination of, or failure to renew, agreements with customers, other railroads and third parties; access to capital; disruptions to KCS’ technology infrastructure, including its computer systems; natural events such as severe weather, hurricanes and floods; climate change and the market and regulatory responses to climate change; legislative and regulatory developments and disputes; rail accidents or other incidents or accidents on KCS’ rail network or at KCS’ facilities or customer facilities involving the release of hazardous materials, including toxic inhalation hazards; fluctuation in prices or availability of key materials, in particular diesel fuel; dependency on certain key suppliers of core rail equipment; changes in securities and capital markets; unavailability of qualified personnel; labor difficulties, including strikes and work stoppages; acts of terrorism or risk of terrorist activities; war or risk of war; domestic and international economic, political and social conditions; the level of trade between the United States and Asia or Mexico; fluctuations in the peso-dollar exchange rate; increased demand and traffic congestion; the outcome of claims and litigation involving KCS or its subsidiaries; and other factors affecting the operation of the business. More detailed information about factors that could affect future events may be found in filings by KCS with the Securities and Exchange Commission, including KCS’ Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 1-4717) and subsequent reports. Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. KCS is not obligated to update any forward-looking statements to reflect future events or developments.

KCS has filed a registration statement (including a prospectus) with the SEC for the senior notes offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents KCS has filed with the SEC for more complete information about KCS and the senior notes offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.